As filed with the U.S. Securities and Exchange Commission on October 25, 2021.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-6

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

EVOTEC SE

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer’s name into English)

Federal Republic of Germany and the European Union

(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.

(Exact name of depositary as specified in its charter)

383 Madison Avenue, Floor 11, New York, New York 10179

Telephone: +1-800- 990-1135

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Evotec (US) Inc.

303B College Road East

Princeton, NJ 08540

Tel: (732) 329-2355

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

JPMorgan Chase Bank, N.A. 383 Madison Avenue, Floor 11 New York, New York 10179 Telephone: +1-800-990-1135	Scott R. Saks, Esq. Norton Rose Fulbright US LLP 1301 Avenue of the Americas New York, New York 10019-6022 Telephone: +1-212-318-3151

It is proposed that this filing become effective under Rule 466

☐  immediately upon filing

☐  on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one-half (1/2) of one ordinary bearer share of Evotec SE	50,000,000 American Depositary Shares	$0.05	$2,500,000	$231.75

(1)	Each unit represents one American Depositary Share.
(2)

Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

Pursuant to Rule 429, the Prospectus contained herein also relates to American Depositary Shares registered under Form F-6 Registration Statement No. 333- 148604. This Registration Statement also constitutes Post-Effective Amendment No. 3 to Registration Statement No. 333-148604.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the form of the Amended and Restated Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6, which is incorporated herein by reference.

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus
(1) Name and address of Depositary	Introductory paragraph and bottom of face of American Depositary Receipt

(2) Title of American Depositary Receipts and identity of deposited securities	Face of American Depositary Receipt, top center

Terms of Deposit:

(i) Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner

(ii) Procedure for voting, if any, the deposited securities	Paragraphs (6), (11) and (12)

(iii) Collection and distribution of dividends	Paragraphs (4), (5), (7), (10), (11) and (13)

(iv) Transmission of notices, reports and proxy soliciting material	Paragraphs (3), (8), (11) and (12)

(v) Sale or exercise of rights	Paragraphs (4), (5), (7) and (10)

(vi) Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (3), (4), (5), (7), (10), (11) and (13)

(vii) Amendment, extension or termination of the Deposit Agreement	Paragraphs (15), (16) and (17)

(viii) Rights of holders of ADRs to inspect the transfer books of the Depositary and the list of Holders of ADRs	Paragraph (3)

(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), (5) and (6)

(x) Limitation upon the liability of the Depositary	Paragraphs (14) and (17)

(3) Fees and Charges	Paragraph (7)

Item 2.	AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus
Upon effectiveness of its registration under Section 12 of the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act of 1934”), Evotec SE (the “Company”) will be subject to the periodic	Paragraph (8)

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus
reporting requirements of the Securities Exchange Act of 1934, and, accordingly will file certain reports with the Securities and Exchange Commission. These reports can be inspected and retrieved by holders of American Depositary Receipts through the EDGAR system on the Securities and Exchange Commission’s internet website currently located at www.sec.gov, and can be inspected and copied at public reference facilities maintained by the Securities and Exchange Commission, currently located at 100 F Street, N.E., Washington D.C. 20549.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)

Form of Deposit Agreement. Form of Amended and Restated Deposit Agreement among Evotec SE, JPMorgan Chase Bank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners from time to time of American Depositary Receipts (“ADRs”) issued thereunder, including the Form of ADR attached as Exhibit A thereto. Filed herewith as Exhibit (a).

(b)

Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Norton Rose Fulbright US LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. Not applicable.

(f)	Power of Attorney of certain officers and directors of the Company. Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A. on behalf of the legal entity created by the Deposit Agreement among Evotec SE, JPMorgan Chase Bank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Receipts (“ADRs”) issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on October 25, 2021.

Legal entity created by the Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

	By:	/s/ Lisa M. Hayes
Name: Lisa M. Hayes
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Evotec SE certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Hamburg, Federal Republic of Germany on October 25, 2021.

EVOTEC SE

By:	/s/ Dr. Werner Lanthaler
Name: Dr. Werner Lanthaler
Title: Chief Executive Officer

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Dr. Werner Lanthaler and Enno Spillner, and each of them, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement and any and all related registration statements pursuant to Rule 462(b) of the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Under the requirements of the Securities Act, as amended, this Registration Statement on Form F-6 has been signed by the following persons on October 25, 2021, in the capacities indicated.

SIGNATURES

Signature	Title

/s/ Dr. Werner Lanthaler Dr. Werner Lanthaler	Chief Executive Officer (principal executive officer)

/s/ Enno Spillner Enno Spillner	Chief Financial Officer (principal financial and accounting officer)

/s/ Dr. Cord Dohrmann Dr. Cord Dohrmann	Chief Scientific Officer

/s/ Dr. Craig Johnstone Dr. Craig Johnstone	Chief Operating Officer

/s/ Prof. Dr. Iris Löw-Friedrich Prof. Dr. Iris Löw-Friedrich	Chairperson of the Supervisory Board

/s/ Dr. Constanze Ulmer-Eilfort Dr. Constanze Ulmer-Eilfort	Supervisory Board Member

/s/ Dr. Mario Polywka Dr. Mario Polywka	Supervisory Board Member

/s/ Roland Sackers Roland Sackers	Supervisory Board Member

/s/ Kasim Kutay Kasim Kutay	Supervisory Board Member

/s/ Dr. Elaine Sullivan Dr. Elaine Sullivan	Supervisory Board Member

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF THE REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Evotec SE, has signed this Registration Statement on Form F-6 in New York, New York, on October 25, 2021.

Authorized U.S. Representative

By:	EVOTEC (US) INC.

	By:	/s/ Dan Rasmussen
		Name:	Dan Rasmussen
		Title:	Vice President, Head of Finance US

INDEX TO EXHIBITS

Exhibit Number

(a)	Form of Amended and Restated Deposit Agreement among Evotec SE, JPMorgan Chase Bank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners from time to time of American Depositary Receipts (“ADRs”) issued thereunder, including the Form of ADR attached as Exhibit A thereto.

(d)	Opinion of Norton Rose Fulbright US LLP, counsel to the Depositary, as to the legality of the securities being registered.